N	ORTH AMERICAN NICKEL INC. 301 – 260 W. Esplanade North Vancouver, B.C. V7M 3G7 Tel: (604) 986-2020 Toll Free: 1-866-816-0118

North American Nickel announces discovery of Quartz Diorite Dyke in outcrop within the Whistle
Offset Structure on Post Creek Property, Sudbury, Ontario

Vancouver, B.C. – June 16, 2011, North American Nickel Inc. (TSXV: “NAN”; OTCbb: “WSCRF”; CUSIP: 65704T 108) is pleased to announce the discovery of a previously unrecognized Quartz Diorite Offset Dyke on its North Range Post Creek property in Sudbury, Ontario.

President and C.O.O. Mark Fedikow states “The discovery of the Post Creek Quartz Diorite Dyke within the trend of the Whistle Offset Structure is a significant accomplishment in our geological re-interpretation of the geology on the property. We are now working to determine the extent of the dyke southward on our Post Creek property towards the Podolsky nickel-copper-PGE Mine. Our geologists and prospectors on the ground at Post Creek are to be congratulated for making this discovery of the host lithology for Sudbury-type ores, as so often a mature camp like Sudbury is thought to be exhausted of new exploration opportunities. We look forward to our 2011 drill program this summer”.

Post Creek Whistle Offset Quartz Diorite Dyke

North American Nickel has discovered a previously undetected Quartz Diorite (“QD”) dyke in outcrop located in the north-central portion of the Post Creek property, which is approximately 2.8 km north of the currently producing Quadra-FNX Podolsky copper-nickel-PGE Mine.

This is the first reported occurrence of QD in outcrop on the property. The QD dyke occurs within the extension of the Whistle Offset structure, host to the Podolsky Mine. The discovery was made using a Beep Mat by Cecil Johnson, prospector for North American Nickel, as part of ground truthing of previous VTEM airborne electromagnetic and magnetic and I.P. chargeability anomalies.

The Discovery outcrop of QD dyke and associated outcrop extends southward for a distance of 450 metres, is 7-15 metres wide, inclusion-bearing, and has an approximate north-south trend. Mineralization in the dyke observed to date includes 1-2% disseminated pyrrhotite, chalcopyrite, and pyrite. The Discovery QD outcrop has been confirmed in thin section by Dr. Walter Peredery, who was also the author of the Post Creek qualifying 43-101 report. Thin section and data analysis of additional outcrop exposures is ongoing and results will be reported as they become available.

Prospecting and Beep Mat surveys will attempt to trace the dyke southward toward the Podolsky deposit and surface mechanical work involving outcrop stripping, power washing, geological mapping and sampling will commence immediately. A deep penetrating ground EM survey using Abitibi’s InfiniTEM system is currently underway across the entire Post Creek property and will include the new QD dyke and the area of its southward trend.

The Sudbury footwall environment includes the Offset Dykes and accounts for a significant portion of all the ore mined in the Sudbury Mining Camp and continues to be a significant and favourable exploration target. Offset dykes continue to produce large high-grade copper-nickel-PGE deposits including additional zones at Vale’s long-lived North and South Mines hosted by the Copper Cliff offset dyke, new mines like Quadra-FNX’s Podolsky Mine located on the Whistle Offset Dyke, recent development projects such as Vale’s Totten Deposit, and significant discoveries like Quadra-FNX’s Victoria Deposit. The latter two occur on the Worthington Offset dyke along strike of North American Nickel’s Bell Lake occurrence.

Qualified Person

All technical information in this release has been reviewed by Dr. Mark Fedikow, P.Geo, who is the Qualified Person for the Company and President and Chief Operating Officer, North American Nickel Inc.

About North American Nickel

North American Nickel is a mineral exploration company with properties in the Sudbury, Ontario and Thompson, Manitoba mining camps. The Company’s initial focus is on two Sudbury, Ontario properties. The Post Creek property is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of Quadra FNX Mining. The property lies along the extension of the Whistle Offset dyke structure, which is a major geological control for Ni-Cu-PGM mineralization. The Bell Lake property is a 256-acre property that covers approximately one kilometre of the Mystery Offset dyke or MOD. The MOD is interpreted to be an extension of the Worthington Offset dyke which is a 10 to 11 kilometre-long mineralized structure that extends from the southwest margin of the Sudbury igneous complex. The Company also has option to acquire 100% ownership in the Woods Creek and Halcyon properties in the Sudbury area; and has acquired 100% ownership in the high-grade Ni-Cu-PGE South Bay property near Thompson, Manitoba and the large grassroots Thompson North and Cedar Lake properties, which are part of the world-class Thompson Nickel Belt in Manitoba. North American Nickel Inc. is a member of the North Shore Mining Group.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbours created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

North American Nickel Inc.
Rick Mark
CEO and Chair
604-986-2020
Toll free: 1-866-816-0118

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this release.